Exhibit 99.1

Provident Announces Closing of Over-Allotment Option for Convertible Debentures and Presentation at the Scotia Capital Pipeline & Processing Conference

News Release 25-10
November 16, 2010

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announced today that it has completed the offering of an additional $22,500,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures due December 31, 2017 pursuant to the exercise by the underwriters of the previously granted over-allotment option in connection with Provident's recent public offering of debentures.  The total gross proceeds to Provident from the sale of the debentures, including the over-allotment, was $172,500,000.

The net proceeds of the offering will initially be used by Provident to repay existing revolving term bank debt which will then be available to be drawn, as required, to fund the purchase of any of Provident’s previously issued 6.5% convertible debentures which are tendered pursuant to the offer required to be made following the completion of Provident’s previously announced corporate conversion or to fund the payment on maturity of any of the remaining 6.5% convertible debentures which mature on April 30, 2010 having a current face value of $150 million

Scotia Capital Pipeline & Processing Conference

Provident also announced that Doug Haughey, President and Chief Executive Officer, will be presenting at the Scotia Capital Pipeline and Processing Day Conference in Toronto, Ontario on Thursday, November 18, 2010 at 11:00 a.m. EST. A link to the webcast and a copy of the presentation will be available on the Provident’s website at www.providentenergy.com/investor/presentations.cfm

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities of Provident within the United States. The Debentures to be offered, including Trust Units issuable on conversion, redemption or maturity of the Debentures, have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to or for the account or benefit of, a “U.S. person” as such terms are defined in Regulation S thereunder.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com